

October 7, 2011

<u>Via facsimile</u>
Raanan Cohen
President and Chief Executive Officer
Orbotech Ltd.
Sanhedrin Boulevard
North Industrial Zone
Yavne 81101, Israel

> **Re:**   **Orbotech Ltd.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-12790**

Dear Mr. Cohen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief